

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 7, 2010

By U.S. Mail and Facsimile to: (011) 49-69-910-32066

Stefan Krause
Chief Financial Officer
Deutsche Bank Aktiengesellschaft
Theodor-Heuss-Allee 70, Floor C27
D-60486 Frankfurt am Main
Federal Republic of Germany

      RE: Deutsche Bank Aktiengesellschaft
              Form 20-F for Fiscal Year Ended December 31, 2009
              Filed March 16, 2010
              File No. 1-15242

Dear Mr. Krause,

      We have completed our review of your Form 20-F and related filings and have no further comments at this time.

                  Sincerely,

                  Sharon Blume
                  Assistant Chief Accountant